Tax Information

December 2, 2010

2010 Year-End Distribution Amounts

Mutual funds are required to distribute net realized capital gains and income each year. We will pay these amounts this year on December 17th (to shareholders of record on December 16th). This year's distribution estimates are provided in the box below. At this writing, it is impossible to determine what percentage of the distributions will be short and long term gains.

As always, the Sit Fixed-Income Funds pay regular monthly income distributions. Only capital gain distributions for the Sit U.S. Government Securities Fund are expected.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Sit Mutual Funds that did not have any realized net capital gains or income.

	Amount Per Share	
Sit Mutual Fund	**Capital Gains**	**Income**
Mid Cap Growth Fund	$0.00	$0.00
Large Cap Growth Fund	$0.00	$0.15 - $0.30
Small Cap Growth Fund	$0.00	$0.00
Balanced Fund	$0.00	$0.00
Developing Markets Growth Fund	$0.50 - $0.70	$0.02 - $0.08
International Growth Fund	$0.00	$0.08 - $0.16
Dividend Growth Fund	$0.00	$0.00
Global Dividend Growth Fund	$0.10 - $0.20	$0.00
U.S. Government Securities Fund	$0.00 - $0.03	

2009 Tax Information Brochure

The following information is for 2009 taxes. Consult your tax advisor about how to report this information on your federal and state tax returns. Your tax advisor will need this information to prepare your taxes.

2009 Tax Information Brochure

2009 Year-End Distribution Amounts

Mutual funds are required to distribute net realized capital gains and income each year. We paid these amounts this year on **December 18th** (to shareholders of record on **December 17th**). This year's distribution amounts are provided in the table below. As always, the Sit Fixed-Income Funds pay regular monthly income distributions.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that paid taxable capital gains or income. This form will not be produced for accounts with holdings in the Small Cap Growth Fund or the Mid Cap Growth Fund because these Funds did not have any realized net capital gains or income.

Sit Mutual Fund	Income Distribution	Capital Gain Distribution
Mid Cap Growth	$0.00	$0.00
Small Cap Growth	$0.00	$0.00
Balanced	$0.097407	$0.00
Dividend Growth (I Class)	$0.048639	$0.00
Dividend Growth (S Class)	$0.042042	$0.00
Large Cap Growth	$0.215013	$0.00
International Growth	$0.124495	$0.00
Developing Markets Growth	$0.044129	$0.00
Global Dividend Growth (I Class)	$0.032935	$0.00
Global Dividend Growth (S Class)	$0.026181	$0.00
U.S. Government Securities	$0.00	$0.00
Tax-Free Income	$0.00	$0.00
Minnesota Tax-Free Income	$0.00	$0.00

If you're looking for past year's tax information it is now available on the Historical Tax Information page.

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